UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016273

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-45538

RECEIVED APR 05 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JGB International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 Powers Ferry Road, Third Floor
(No. and Street)

Atlanta	GA	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kay Black (770) 690-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher PC
(Name – *if individual, state last, first, middle name*)

3330 Cumberland Boulevard, Suite 100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Gordon Beckham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JGB International, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires Oct. 7, 2006.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JGB INTERNATIONAL, INC.

March 30, 2004

Securities and Exchange Commission
Headquarters
450 Fifth Street, NW
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
APR 05 2004
WASH, D.C. 187

Dear Sir or Madam:

As requested by Mr. Richard C. Nichols, Supervisor of NASD Examiners, please find enclosed two (2) Annual Audited Report Form X-17A-5 Part III Facing Pages which have an original signature and have been notarized.

We apologize for the error and will ensure the original signature is included in the Annual Audited Report in the future.

Please do not hesitate to call me if you have any questions or require further information.

Sincerely,

Kay Black

C. Kay Black
Secretary and Treasurer

CKB/afr

Enclosures

cc: 03540.02

6425 POWERS FERRY ROAD
THIRD FLOOR
ATLANTA, GEORGIA 30339
TELEPHONE 770.690. 1500
FACSIMILE 770 .690. 1800

BY CERTIFIED MAIL 7001 0360 0002 7681 0119

NASD

March 23, 2004

Mr. J. Gorgon Beckham, Jr.
JGB International, Inc.
6425 Powers Ferry Road, Third Floor
Atlanta, GA 30339

B/D No. 31770

SEC MAIL PROCESSING RECEIVED APR 05 2004 WASH. SECTION 187

Dear Mr. Beckham:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An oath or affirmation notarized and manually signed by a duly authorized officer, general partner, or proprietor of the member firm. (The oath or affirmation provided was a photocopy. It must be manually signed and notarized.)

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 6, 2004. Questions may be addressed to David Ogle, Special Investigator at (404) 239-6132.

Sincerely,

Richard C. Nichols
Supervisor of Examiners

ds

Enclosure: Form X-17A-5 Part III Facing Page

cc: Mr. John Mahoney, Branch Chief - Securities and Exchange Commission, Miami
Bennett Thrasher, PC Certified Public Accountant

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com